

October 28, 2013

Via E-mail
Mr. Lung Lai Tan
Asia Travel Corporation
Unit 1202, Level 12, One Peking,
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: Asia Travel Corporation (f/k/a Realgold International, Inc.)**
> **Amendment No. 2 to Form 8-K**
> **Filed September 24, 2013**
> **File No. 000-21909**

Dear Mr. Tan:

We have reviewed Amendment No. 2 to your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We have considered your response to comment 2. Please revise your risk factors in an amended filing on Form 8-K to highlight the issues that you have discussed in responding to our comment.

Security Ownership of Certain Beneficial Owners and Management

2.   We note your response to comment 21 of our letter dated February 28, 2013. Please revise to provide disclosure regarding the terms, including any restrictions, of your preferred shares and clarify when the preferred shares may be converted.

Recent Sales of Unregistered Securities

3. We note your response to comment 24 of our letter dated February 28, 2013. We reissue
    our comment in part. Please ensure that, for each transaction, you disclose the exemption
    relied upon and state briefly the facts relied upon to make the exemption available.
    Please refer to Item 701(d) of Regulation S-K.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

4. We have considered your response to comment 27.   Please note that Rule 2-02 of
    Regulation S-X also applies to the financial statements of acquired businesses. Please
    amend your filing on Form 8-K to provide audited financial statements for the acquired
    business which meet the requirements of Rule 2-02 of Regulation S-X.

Exhibit 99.3

5. It is not clear how your revisions have addressed comment 29.   As a result, we reissue
    the comment.   As disclosed within Item 5.03, we note that you changed your fiscal year
    end from December 31 to March 31. As such your unaudited consolidated pro forma
    statement of operations and comprehensive income should represent activity for the fiscal
    year ended March 31, 2012. Please note that Realgold's historical operations when it was
    a shell company should be reflected within the pro-forma financial statements consistent
    with the guidance outlined in Rule 11-02(c)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

       You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc. Bin Zhou, Esq. (*via e-mail*)